

February 4, 2025

William Heissenbuttel
President and Chief Executive Officer
Royal Gold, Inc.
1144 15th Street, Suite 2500
Denver, CO 80202

> **Re: Royal Gold, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Form 8-K filed December 18, 2024**
> **Response dated October 22, 2024**
> **File No. 001-13357**

Dear William Heissenbuttel:

We have reviewed your October 22, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024 letter.

Form 8-K Filed December 18, 2024

Item 7.01 Regulation FD Disclosure, page 1

1.   We note that you have furnished resource and reserve disclosure in your Form 8-K filed on December 18, 2024. Please address the following with respect to the resource and reserve disclosure.

- We note your disclosure regarding *third party information* states that information in the report is "based primarily on information publicly disclosed by operators of these properties and information available in the public domain." Please expand your disclosure to further define what is meant by "primarily" and identify the information that resides outside of this definition. Your revised disclosure should identify information that is based on information that is publicly available and provide details of the source, quantity, and availability of information that is not *primarily* available in the public domain and how this information was obtained.

- The resource and reserve information *furnished* in the report is not directly reconcilable to S-K 1300, nor is it compliant with S-K 1300; therefore, disclosure stating that the information cannot be included in your documents *filed* with the United States Securities and Exchange Commission should be prominently disclosed in the report.

- We note that the resource and reserve estimates presented in the tables have been prepared under multiple reporting codes and as of various dates. Additionally some of the resource and reserve numbers are based on your attributable interest, whereas others are not. Due to these inconsistencies in reporting of the resources and reserves, please revise to remove the *total* numbers from the tables.

Please contact Jennifer Monick at 202-551-3295 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. If you have questions regarding comments on mining operations, please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction